Securities and Exchange Commission
                      Washington, D.C. 20529

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. __)*

                       -------------------

                       Peoples First, Inc.
                       -------------------
                        (Name of Issuer)

                  Common Stock, $1.00 par value
                  -----------------------------
                 (Title of Class of Securities)

                           711051102
                           ---------
                         (CUSIP Number)

                         July 27, 2000
                         -------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___     Rule 13d-1(b)
 X      Rule 13d-1(c)
___     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          SCHEDULE 13G

1.   NAME OF REPORTING PERSON

     George C. Mason

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  ___

     (b)  _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER

     365,612 shares

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER

     0 shares

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER

     365,612 shares

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER

     0 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     365,612 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     ____

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.03%

12.  TYPE OF REPORTING PERSON

     IN

Item 1(a).  Name of Issuer: Peoples First, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            24 South Third Street, P.O. Box 500,
            Oxford, Pennsylvania 19363

Item 2(a).  Name of Person Filing:  George C. Mason

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: c/o Peoples First, Inc., 24 South Third
            Street, P.O. Box 500, Oxford, Pennsylvania 19363

Item 2(c).  Citizenship:  U.S.

Item 2(d). Title of Class of Securities: Common Stock, $1.00 par value per share

Item 2(e).  CUSIP Number:  Not applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)    ___  Broker or dealer registered under section 15 of
                 the Act (15 U.S.C. 78c).

     (b)    ___  Bank as defined in section 3(a)(6) of the Act
                 (15 U.S.C. 78c).

     (c)    ___  Insurance company as defined in
                 section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)    ___  Investment company registered under section 8
                 of the Investment Company Act of 1940
                 (15 U.S.C. 80a-8).

     (e)    ___  An investment adviser in accordance with
                 Rule 13d-1(b)(1)(ii)(E).

     (f)    ___  An employee benefit plan or endowment fund in
                 accordance with Rule 13d-1(b)(1)(ii)(F).

     (g)    ___  A parent holding company or control person in
                 accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)    ___  A savings association as defined in
                 section 3(b) of the Federal Deposit Insurance
                 Act (12 U.S.C. 1813).

     (i)    ___  A church plan that is excluded from the
                 definition of an investment company under
                 section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)    ___  Group, in accordance with
                 Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

     (a)    Amount Beneficially Owned:  365,612 shares.*

     (b)    Percent of Class:  12.03%.

     (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                  365,612 shares*

            (ii)  shared power to vote or to direct the vote:
                  0 shares

            (iii) sole power to dispose or to direct the
                  deposition of:  365,612 shares*

            (iv) shared power to dispose or to direct the deposition of: 0 shares

*Includes 45,152 shares owned by his spouse, and 65,560 shares held in trust for his son of which he is trustee. Mr. Mason disclaims beneficial ownership of these shares.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                              By: /s/ George C. Mason
                                 ----------------------------
                                 George C. Mason